Exhibit 10.1

BIODIESEL SALE AND PURCHASE AGREEMENT

(GREENVILLE, MISSISSIPPI)

This Biodiesel Sale and Purchase Agreement (“Agreement”) dated as of the 30th day of July, 2007, is by and between Nova Biofuels Trade Group, LLC, a Delaware Limited Liability Company having its offices at 363 N. Sam Houston Parkway East, Suite 630, Houston, TX 77060 (hereinafter referred to as “Seller”) and ConAgra Trade Group, Inc. a Delaware corporation having its offices at Eleven ConAgra Drive, Omaha, Nebraska (hereinafter referred to as “Purchaser”) (each of Seller and Purchaser is a “Party” and together they are collectively referred to as the “Parties”).

RECITALS

WHEREAS, Seller holds the right to receive certain quantities of Biodiesel pursuant to that certain Tolling and Off-take Agreement between Seller and Scott Petroleum, Inc. (“Scott”), dated March 7, 2007, as same may be amended from time to time, at Scott’s Biodiesel production facility in Greenville, Mississippi; and

WHEREAS, Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, certain quantities of Biodiesel produced at the Plant on the terms and conditions set forth hereinafter.

NOW, THEREFORE, for the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIONS

1.1                                 Definitions.  In this Agreement, including the recitals, the following words and terms shall have the following meanings ascribed thereto:

a)              “Agreement” means this Biodiesel Sale and Purchase Agreement.

b)             “Biodiesel” means products meeting the specifications set forth on Exhibit 6.1 attached hereto.

c)              “Certificate of Analysis” has the meaning given in Section 6.2.

d)             “Confidential Information” has the meaning given in Section 19.1.

e)              “Confirmed Orders” has the meaning given in Exhibit 2.1.

f)                “Constructively Placed” or “Constructive Placement” means, with respect to either (i) a loaded shipment of Biodiesel by either railcars or trucks, that such railcars or trucks are located at the Delivery Point in such condition ready for receipt by Purchaser, or (ii) receipt of either railcars or trucks for Biodiesel loading, that such railcars or trucks are located at the Delivery Point and within the operating hours specified, in such condition ready for receipt by Seller.

g)             “Contract Year” means the 12 month period during the Term starting on the Initial Supply Date and ending on the day prior to the first anniversary of the Initial Supply Date and each successive 12 month period during the Term starting on the anniversary of the Initial Supply Date and ending on the day prior to the next succeeding anniversary thereof.

h)             “Delivery” means the Biodiesel has crossed the flange and resulted in the complete loading of the Biodiesel onto the applicable Transport Vessel (barge, railcar, or truck).

i)                 “Delivery Point” means for Transport Vessels the locations at the Terminal where Transport Vessels are received for loading of Biodiesel on barges, railcars, or trucks, respectively.  The Delivery Point for rail car shipments is the railroads’ “Constructively Placed” designation.  The Delivery Point for trucks is the arrival of the truck at the Terminal within the loading hours specified in this Agreement.  The Delivery Point for barge shipments is the Terminal at the earlier of the connection of the first hose to the vessel or six (6) hours after notice of readiness is given at such port.

j)                 “Delivery Schedule” has the meaning given in Exhibit 2.1.

k)              “Demurrage” means all costs, damages, penalties and charges resulting from any delay in loading and/or unloading of Biodiesel shipments, including, without limitation, any delay related to any truck, rail car, or barge, as applicable: (i) being incapable of timely loading any shipment of Biodiesel due to mechanical failure or for other reasons, or (ii) delivering any shipment of Biodiesel to an incorrect Delivery Point.

l)                 “Fees” means either (a) $.025 per gallon of Biodiesel sold when the difference between the Net Price of Biodiesel (calculated at a per gallon rate) and the Plant’s feedstock cost per gallon is less than $.50, or (b) when the difference between the Net Price of Biodiesel (calculated at a per gallon rate) and the Plant’s feedstock cost per gallon is equal to or greater than $.50 per gallon, then the greater of (i) 1.25% of the Net Price, or (ii) $.025 per gallon of Biodiesel sold.

m)           “Force Majeure” has the meaning given in Section 13.2.

n)             “Initial Supply Date” means the first day of the calendar month in which Seller sells and delivers to Purchaser Biodiesel, or Nonconforming Product accepted by Purchaser which has been produced at the Plant.

o)             “Initial Term” has the meaning given in Section 3.1.

p)             “Logistics” means activities related to or connected with either (i) transporting, storing and otherwise handling Biodiesel after Delivery to Purchaser hereunder, or (ii) delivery of Transport Vessels to the Delivery Point for loading.

q)             “Logistics Costs” shall mean the costs (including any and all duties and other customs costs, as well as railcar lease costs),without markup, for providing Logistics.

r)                “Net Price” means the price per gallon of Biodiesel (a) invoiced by Purchaser to its unaffiliated third party customers or (b) otherwise payable by Purchaser when it is the principal buyer, in each case less applicable Logistics Costs; subject, however, to adjustment for quantity, price and tax incentive if Biodiesel is blended prior to sale.

s)              “Nonconforming Product” means any product delivered (or attempted to be delivered) by Seller hereunder (a) which does not meet the specifications set forth in Exhibit 6.1, or (b) for which an RIN has not been timely generated, assigned and documented in accordance with applicable law.

t)                “Normal Operating Hours” has the meaning given in Section 8.3.

u)             “Plant” means the Biodiesel production plant owned and to be operated by Scott for the production of 20 million gallons of biodiesel product per annum (prior to any expansion thereof) and to be located at Greenville, Mississippi.

v)             “Price” means an amount equal to the Net Price less Fees.

w)           “Project Control Account” means the bank account as established by Seller’s lenders and as designated by Seller to Purchaser in writing.

x)               “Renewal Term” has the meaning given in Section 3.2.

y)             “Representatives” has the meaning given in Section 19.2.

z)               “RIN” means Renewable Identification Number that complies with the rules and regulations relating to the Renewable Fuel Standards Program of the Environmental Protection Agency.

aa)        “Scott” has the meaning given in the first recital.

bb)      “Storage Costs” means direct or indirect costs incurred by Purchaser or charged by a third party for storing Biodiesel together with insurance and all other charges incurred to third parties in connection with such storage, without markup by Purchaser.

cc)        “Term” means the Initial Term and any Renewal Terms.

dd)      “Terminal” means the site and facilities of the applicable terminal operator (“Terminal Operator”) serving the Plant operations, whether Scott, Seller, or a third party.

ee)        “Terminal Operator” has the meaning given in Section 1.1(dd).

ff)            “Transport Vessels” means barges, railcars, or tank trucks.

1.2                                 Interpretation.  Whenever the singular or masculine neuter is used in this Agreement the same shall be construed as meaning plural or feminine or body politic or corporate and vice versa where the context or the Parties hereto so requires.

1.3                                 Industry Usage.  Any word, phrase or expression that is not defined in this Agreement and that has a generally accepted meaning in the custom and usage in the biodiesel industry shall have that meaning in this Agreement.

1.4                                 Currency.  All references to “dollars” or “$” in this Agreement shall be references to amounts expressed in United States currency.  All calculations of monetary sums shall be made in U.S. currency.

ARTICLE II

PLANNING

2.1                                 The planning, ordering, delivery and inventory management procedures for Biodiesel are established in Exhibit 2.1.

ARTICLE III

TERM

3.1                                 Initial Term. This Agreement shall become effective as of the date signed by Seller and Purchaser and shall extend until the later of (a) ten (10) years from the Initial Supply Date, or (b) May 1, 2018, unless extended either by mutual agreement of the Parties or due to a delay (up to a maximum of one (1) year) caused by an event of Force Majeure pursuant to Section 13.1 (the “Initial Term”).  Either Party shall have the right on fifteen (15) days prior written notice to the other Party to terminate this Agreement if the Initial Supply Date has not occurred by May 1, 2008 (unless such date is extended either by mutual agreement of the Parties or due to a delay (up to a maximum of one (1) year) caused by an Event of Force Majeure).  Upon any such termination no Party shall have any liability to the other Party with respect to this Agreement or the transactions contemplated hereby except in respect to confidentiality obligations under Article XVIII.

3.2                                 Renewal Terms. The Parties may, by written mutual agreement, extend this Agreement for successive five (5) year terms (each a “Renewal Term”), provided, however, that such extension agreement shall have been executed by the Parties no later than six (6) months prior to the end of the then-current Term.

ARTICLE IV

PURCHASE, SUPPLY AND DELIVERY OBLIGATIONS

4.1                                 Delivery. Subject to Confirmed Orders and the other terms and conditions herein, commencing on the Initial Supply Date and during each Contract Year thereafter, it is expected that Seller shall sell and make available for delivery to Purchaser, and Purchaser shall purchase and take delivery of, approximately 10,000,000 gallons annually of Biodiesel produced at the Plant.

4.2                                 Purchase Shortfall.  If Purchaser fails to purchase and take delivery of any quantities of Biodiesel specified in Confirmed Orders, and Seller, using commercially reasonable efforts to mitigate any damage, has produced and must sell such Biodiesel to a substitute purchaser at a price lower than the applicable Price, Purchaser shall pay Seller the amount by which the Price exceeds the actual sales price per gallon, multiplied by the number of gallons sold to the substitute purchaser.  If Seller exercises commercially reasonable efforts and is still unable to sell any such Biodiesel to a substitute purchaser, then Purchaser shall pay Seller an amount equal to the Price multiplied by the entire unsold portion.  Purchaser shall remit payment within fifteen (15) days of receiving an invoice from Seller.  In either case, Purchaser shall also pay any additional costs solely and directly incurred by Seller to identify a substitute purchaser.  The remedy specified in this Section 4.2 shall be Seller’s sole and exclusive remedy in the event Purchaser fails to purchase and take delivery of the Biodiesel specified in the Confirmed Order.

4.3                                 Seller Delivery Shortfall.  If Seller fails to make available for purchase the quantity of Biodiesel specified in Confirmed Orders under the Delivery Schedule, and Purchaser, using commercially reasonable efforts to mitigate the damage, is unable to obtain a substitute supply of Biodiesel at a price equal to or less than the Price, Seller shall pay Purchaser the amount by which the Price is less than the price paid by Purchaser for substitute supply, multiplied by the delivery shortfall (Confirmed Order quantity less the amount actually delivered by Seller); plus any additional costs solely and directly incurred by Purchaser to identify a substitute purchaser.  The remedy specified in this Section 4.3 shall be Purchaser’s sole and exclusive remedy in the event that Seller fails to make available for purchase the quantity of Biodiesel specified in the Confirmed Order.

4.4                                 Quarterly Payment Reconciliation. No later than the third (3rd) business day following the end of every third month during each Contract Year, each Party shall submit to the other an invoice and appropriate documentation for all amounts due pursuant to Sections 4.2 and 4.3 for the preceding three-month period.  Within five (5) business days thereafter, Seller and Purchaser shall reconcile amounts due each other as provided in this Section.  Any amounts due pursuant to Sections 4.2 and 4.3 shall be paid within five (5) business days after such reconciliation.

4.5                                 Purchaser’s Responsibilities. In addition to, and without limiting Purchaser’s other obligations hereunder, Purchaser shall:

4.5.1                        Establish, monitor and communicate logistics to ensure the shipment of Biodiesel purchased hereunder in accordance with the applicable Delivery Schedule and Confirmed Orders.

4.5.2                        Be responsible for the management of railcars (including Purchaser’s leased railcars), barges and trucks related to Confirmed Orders, in accordance with Article VIII.

4.5.3                        Provide Seller with estimated annual Biodiesel requirements and delivery schedules to assist Seller in preparing the Delivery Schedule.

4.6                                 Seller’s Responsibilities.  In addition to, and without limiting Seller’s other obligations hereunder, Seller shall:

4.6.1                        Inform Purchaser of all scheduled plant shutdowns at least forty five (45) days prior to the beginning of each fiscal year of Seller, and within forty eight (48) hours after Seller becomes aware of the occurrence of any event that may result in an unscheduled Plant shutdown.

4.6.2                        Provide a designated individual for daily operational and logistic issues, and provide a designated individual for pricing and other contractual issues, associated with Confirmed Orders.

4.6.3                        Cause Scott to handle and supervise the loading and dispatch of Biodiesel, prepare delivery documentation and generally be responsible for all logistics ancillary to such matters in accordance with Article VIII.

ARTICLE V

QUANTITY

5.1                                 Delivery.  Following the Initial Supply Date, delivery and receipt of Biodiesel purchased hereunder shall take place at the Terminal loading facility or dock in accordance with the applicable Confirmed Order.

5.2                                 Quantities.  The quantity of Biodiesel delivered to Purchaser shall be established by outbound weight certificates.  The certificates shall be obtained from either scales, certified metering devices, or surveyor-gauged shore weights which are certified as of the time of weighing and which comply with all applicable laws, rules and regulations.  The outbound weight certificates shall be determinative in the absence of manifest error of the quantity of Biodiesel for which Purchaser is obligated to pay pursuant to Article VII.

ARTICLE VI

QUALITY; RIN COMPLIANCE

6.1                                 Specifications.  Seller warrants that all Biodiesel delivered by Seller to Purchaser hereunder shall meet the specifications set forth in Exhibit 6.1 at the time of Delivery of such Biodiesel by Seller to Purchaser.  Seller further represents and warrants that title to all Biodiesel delivered and sold hereunder will be good and marketable, free and clear of all liens, security interests, other encumbrances, or adverse claims of any kind.  Except as set forth in the preceding sentences, Seller makes no warranty whether expressed, implied, statutory or otherwise, concerning the Biodiesel sold hereunder, and Seller expressly disclaims any implied warranty of merchantability or fitness or suitability for a particular purpose.

6.2                                 Certification.  Seller will cause Scott to issue a certificate of laboratory analysis (“Certificate of Analysis”) to Purchaser for each shipment, confirming that the shipment of Biodiesel conforms to the specifications in Exhibit 6.1.  Testing procedures will be certified periodically by an independent laboratory.   Seller will cause Scott to use its best efforts to obtain and to thereafter renew and maintain, BQ9000 certification for the Plant within one (1) year after the Initial Supply Date.

6.3                                 Samples.  Seller agrees to maintain original sealed numbered samples of all Biodiesel prior to delivery to Transport Vessels.  Seller will label these samples to indicate date of shipment and the identity of the Transport Vessel.  Seller will retain these samples for six (6) months and shall send one such sample of each requested shipment to Purchaser or its designated representative or agent promptly upon Purchaser’s request.

6.4                                 Renewable Identification Numbers.  Seller will timely generate, assign and document RINs for all Biodiesel sold hereunder in accordance with applicable laws and regulations.

6.5                                 Nonconforming Product. If Biodiesel delivered from the Plant is found to be out of specification by Purchaser or by an independent laboratory using approved ASTM analysis and sampling methods, after Delivery, such condition will be immediately communicated to Seller.  Purchaser will provide a copy of the certified laboratory report(s) evidencing such Nonconforming Product.  Seller will then direct Purchaser to either (i) sell the Nonconforming Product at a discounted price, or (ii) return the Nonconforming Product to Seller.  If such Nonconforming Product is not discountable, Seller may replace the Nonconforming Product with an acceptable type and/or quality of Biodiesel within fifteen (15) days of receipt of written notice that the delivered Biodiesel is nonconforming and such nonconformance has been confirmed.  In the event Seller cannot replace the Nonconforming Product within the fifteen (15) day period, Purchaser shall have the option to return the Nonconforming Product, withhold payment therefor and purchase replacement Biodiesel.

Purchaser will immediately notify Seller in the event any Biodiesel is not timely accompanied by properly-documented RINs.  In the event Seller does not provide such documentation within one (1) business day thereafter, Purchaser shall have the option of returning such Nonconforming Product, withholding payment therefor and purchasing replacement Biodiesel.

Seller will be responsible for all costs of replacing and disposing of any Nonconforming Product, including any costs reasonably incurred by Purchaser as a result of the Nonconforming Product and/or any unreasonable delay by Seller in obtaining conforming Biodiesel.  Such costs may include, without limitation, reasonably incurred Storage Costs, Logistics Costs and other costs reasonably incurred by Purchaser to return such Nonconforming Product to Seller.  If such Nonconforming Product is sold by Purchaser at a discount, the Price payable by Purchaser will be calculated in the normal manner.

ARTICLE VII

PRICE

7.1                                 Price.  For all sales of Biodiesel to Purchaser hereunder, Purchaser agrees to pay Seller the Price for each gallon of Biodiesel delivered to Purchaser, such quantity to be as determined in accordance with Section 5.2.  In determining the Price, it is agreed that feedstock costs shall be calculated on a first-in, first-out basis.  Purchaser shall furnish Seller with the applicable Net Price, and Seller shall provide Purchaser with the Plant’s feedstock costs (on a per-gallon basis) so that Purchaser can verify the Net Price.

7.2                                 Taxes.  Seller shall pay or cause to be paid all valid levies, assessments, duties, rates and taxes (together “Taxes”) on Biodiesel delivered hereunder that arise prior to, or as a result of, the sale and Delivery of Biodiesel hereunder.  Purchaser shall pay or cause to be paid all Taxes, including fuel or excise Taxes, on Biodiesel arising after the sale and Delivery of Biodiesel.  Any and all state or federal tax, production, investor, or U.S. excise credits, any and all emissions credits, other government incentives or credits or benefits relating to the production of Biodiesel or the sale thereof to Purchaser, shall inure solely to the benefit of Seller.

ARTICLE VIII

TRANSPORTATION AND LOGISTICS

8.1                                 Logistics Responsibilities.  Purchaser agrees to secure and maintain all necessary agreements, licenses, documents and contracts to transport Biodiesel purchased hereunder from the Delivery Point following Delivery by Seller.  Purchaser shall solely be responsible for the arrangement of Logistics which arise prior to the Transport Vessel reaching the Delivery Point, and which arise after Delivery.  Seller shall be responsible for all logistics which arise once the Transport Vessel has reached the Delivery Point up through Delivery.

8.2                                 Logistics Costs.  Purchaser will use the same general efforts to minimize Logistics Costs as it does for its own operations.  Seller acknowledges that the Logistics requirements hereunder may, due to the cargo involved and other factors, be different from the Logistics needs for Purchaser’s other operations.

8.3                                 Seller’s Demurrage Obligations.  Seller’s responsibility for Demurrage as it applies to rail car shipments begins to accrue seventy-two (72) hours after the rail car has reached the Delivery Point provided that the Constructive Placement occurs between the hours of 6:00 a.m. and 6:00 p.m., Monday through Friday excluding holidays (“Normal Operating Hours”), otherwise Demurrage will begin to accrue seventy-two (72) hours after the start of Normal Operating Hours following Constructive Placement.  Seller’s responsibility for Demurrage for tank trucks will begin to accrue (i) after the second (2nd) hour waiting to load at the Plant provided the tank truck arrived during Normal Operating Hours or (ii) after the twelfth (12th) hour waiting to load at the Plant if arrival is outside the dates and times specified in clause (i).  Seller’s responsibility for Demurrage for barges begins to accrue upon arrival of such Transport Vessel at the Delivery Point.  It is understood that in the event Purchaser transports Biodiesel hereunder using freight carriers that extend Demurrage terms more favorable than those set out above, such terms shall govern Seller’s Demurrage obligations.  Further, the parties agree that any Demurrage obligations borne by Seller shall be limited to the actual obligations imposed by the demurrage provisions of the freight contract relating to the specific Transport Vessel to which such Demurrage relates.

8.4                                 Purchaser’s Demurrage Obligations.  Purchaser will, with respect to Biodiesel sold hereunder, coordinate all Logistics for arrival of Transport Vessels at Delivery Points and shipment of such Biodiesel product from Delivery Points. Purchaser shall be responsible for Demurrage (i) for the time period between the point of origin of Transport Vessel to the Delivery Points, (ii) for the time period between Delivery of Biodiesel product to the point of sales, and (iii) as a result of any failure of arriving Transport Vessels to meet Transport Vessel requirements of Exhibit 6.1.

8.5                                 Notification of Problems with Delivery.  Seller shall inform Purchaser of any problem regarding any shipment of Biodiesel, without delay, by fax and telephone after Seller becomes aware of any such problem.  An example of this includes, but is not limited to the possible event that one or more Biodiesel orders are not available from Seller in the quantity originally set out in the Confirmed Order.  Purchaser shall inform Seller, without delay, by fax or telephone of any problems in delivering Transport Vessels in accordance with the Delivery Schedule or taking any shipment of Biodiesel.

ARTICLE IX

BILLING AND PAYMENTS

9.1                                 Payment Terms.  For all Biodiesel delivered hereunder, Purchaser shall pay to Seller the amount calculated according to Article VII above by direct wire transfer or electronic transfer of immediately available funds to Seller’s Project Control Account.  Payments will be made within fifteen (15) days from receipt of invoice.  The Parties agree that payment terms may, as mutually agreed, be revised to reflect current market terms.

9.2                                 Billing Information.  For each shipment of Biodiesel to Purchaser, Seller shall furnish the following in reasonable detail: (i) an invoice giving the actual quantity and date of shipment of the Biodiesel, (ii) the documentation described in Section in 6.2, (iii)  a copy of the bill of lading, and (iv) the feedstock costs as described in Section 7.1.

9.3                                 Payment Verification.  Any payment made pursuant to this Article will not preclude a Party from subsequently verifying payments of the other Party as permitted in Article XV of this Agreement.

ARTICLE X

POSSESSION AND TITLE

10.1                           Title; Risk of Loss.  Title to and risk of loss in Biodiesel purchased hereunder shall pass from Seller to Purchaser upon Delivery.  Until such time, Seller shall be deemed to be in control of and in possession of and shall have title to and risk of loss in the Biodiesel.

10.2                           Responsibility for Product.  Purchaser shall have no responsibility or liability with respect to any Biodiesel deliverable under this Agreement until Delivery.  Without prejudice to Purchaser’s right to reject Nonconforming Product as set forth in Article VI and without affecting Seller’s liability for the Delivery of Nonconforming Product.  Seller shall have no responsibility or liability with respect to the Biodiesel after its Delivery or on account of anything which may be done or happen to arise with respect to such Biodiesel after such Delivery.

10.3                           Product Insurance.  Purchaser shall, in respect to CIF shipments to its customers, bear the cost of insurance with respect to the Biodiesel after Delivery thereof.

ARTICLE XI

REPRESENTATIONS, COVENANTS AND WARRANTIES

11.1                           Seller Representations.  Seller represents, warrants and covenants to Purchaser, as of the date hereof and at all times during the Term, as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with the purchase of Biodiesel hereunder:

a)                                      Seller is duly organized and a validly existing limited liability company under the laws of the State of Delaware with full power and authority to carry on its business, to enter into this Agreement and to fully carry out its terms;

b)                                     The execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly and validly authorized by all necessary action on the part of Seller;

c)                                      There is no action, proceeding or inquiry pending or, to Seller’s knowledge, threatened, against Seller or any of its affiliates, nor does Seller know of or have any reason for believing there is any action, proceeding or inquiry, in either case which may materially affect its ability to carry out its obligations hereunder;

d)                                     Seller will have title to all Biodiesel to be delivered hereunder, the right to sell the same to Purchaser, and the Biodiesel delivered hereunder will be delivered free from any liens and encumbrances other than those to a bank or other financing source;

e)                                      Seller covenants that it shall procure and maintain in force all licenses, consents and approvals required for its procurement and sale to Purchaser of the Biodiesel under this Agreement and shall be solely responsible for and indemnify

Purchaser against any costs, liabilities or fines arising out of Seller’s failure to comply with any applicable requirements of such licenses, consents and approvals;

f)                                        Seller covenants that it will maintain accurate and complete production and delivery records in a prudent and businesslike manner in accordance with sound commercial practices in respect of the Biodiesel produced by Seller hereunder;

g)                                     Seller covenants that it will promptly notify Purchaser of any actual or anticipated production downtime or disruption to Biodiesel availability; and

h)                                     Seller is a limited liability company in good standing in the jurisdiction of its organization and is authorized to conduct business in each state where the nature of its business requires such authorization and is a U.S. entity for purposes of state and federal income and excise taxes.

11.2                           Purchaser Representations.  Purchaser represents, warrants and covenants to Seller, as of the date hereof and at all times during the term of this Agreement, as follows and acknowledges that Seller is relying upon such representations and warranties in connection with the sale of Biodiesel hereunder:

(a)                                  Purchaser is duly incorporated and a validly existing corporation under the laws of the State of Delaware with full power and authority to carry on its business, to enter into this Agreement and to fully carry out its terms;

(b)                                 The execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly and validly authorized by all necessary corporate action on the part of Purchaser;

(c)                                  There is no action, proceeding or inquiry pending or, to Purchaser’s knowledge, threatened, against Purchaser or any of its affiliates, nor does Purchaser know of or have any reason for believing there is any action, proceeding or inquiry, in either case which may materially affect its ability to carry out its obligations hereunder;

(d)                                 Purchaser is a corporation in good standing in the jurisdiction of its incorporation and is authorized to conduct business and is in good standing in each jurisdiction where the nature of its business requires such authorization and is a U.S. entity for purposes of state and federal income and excise taxes; and

(e)                                  Purchaser covenants that it shall procure and maintain in force all licenses, consents and approvals required for its purchase and export of Biodiesel hereunder and all its other obligations under this Agreement and shall be solely responsible for and indemnify Seller against any costs, liabilities or fines arising out of Purchaser’s failure to comply with any applicable requirements of such licenses, consents and approvals.

ARTICLE XII

DEFAULT AND TERMINATION

12.1         Termination by Mutual Agreement.  This Agreement may be terminated upon mutual written agreement between the Parties.

12.2         Termination By Either Party.  Except as otherwise provided in this Agreement, either Party may immediately terminate this Agreement upon written notice to the other Party if:

(a)           The other Party defaults on any material term, covenant or condition hereunder and fails to cure such default within sixty (60) days after receiving written notice thereof from the non-defaulting Party; or

(b)           Such other Party becomes the subject of any bankruptcy, insolvency or similar proceedings.

12.3         Termination for Non-Performance.

(a)           If either Party does not make payment or delivery as required hereunder, the non-defaulting Party may immediately terminate this Agreement if such default is not cured within ten (10) days of delivery of written notice to the defaulting Party.

(b)           If the Seller fails to make Deliveries in accordance with the terms of Confirmed Orders for a period of sixty (60) consecutive days, such action shall be deemed an event of default and (notwithstanding any term to the contrary in Section 4.3 hereof), the Purchaser shall have the right to immediately terminate this Agreement upon delivery of written notice to the Seller.  For purposes of calculating such sixty (60) day period, each day for which there is no Delivery scheduled (pursuant to a Confirmed Order), shall be deemed to be a day on which the Seller has failed to Deliver.

12.4         Termination for Force Majeure. In the event that Force Majeure shall continue unabated for a period of six (6) months from the date the Party claiming relief under Article XIII gives the other Party notice of Force Majeure in accordance with the provisions of Article XIII, either Party hereto shall have the right to terminate this Agreement by furnishing written notice to the other no less than thirty (30) days prior to the expiration of such six (6) month period, with termination effective only upon the expiration date of such six (6) month period.

12.5         Rights and Obligations on Termination.  Except as otherwise provided in this Article XII, any rights of Purchaser or Seller to receive payments accrued through termination, as well as obligations of the Parties under Confirmed Orders for the delivery of Biodiesel to Purchaser that exist at the time of such termination, shall remain in effect notwithstanding any termination of this Agreement.  The above notwithstanding, Seller shall have no obligation to supply Biodiesel to Purchaser after termination, provided that such termination is due to a breach by Purchaser of its payment obligations under this Agreement. Purchaser shall have no obligation to order any shipments of Biodiesel after termination or, subject to the first sentence of this Section 12.5, to accept or pay for shipments of Biodiesel, if Purchaser terminates this Agreement pursuant to Section 12.2 or 12.3.  Upon termination of this Agreement, each Party shall be relieved from its respective obligations, except (i) as set forth in this Section 12.5, (ii) for obligations for payment of monetary sums which arose prior to termination, and (iii) for obligations under the confidentiality provisions set forth in Article XVIII and the rights and obligations set forth in Article XIV and Article XVII.

12.6         Non-Waiver of Future Default.  No waiver by either Party of any default by the other Party in the performance of any of the provisions of this Agreement will operate or be construed as a waiver of any other or future default or defaults, whether of a like or of a different character.

ARTICLE XIII

FORCE MAJEURE

13.1         Force Majeure.  In the event either Party hereto is rendered unable by reason of Force Majeure, as defined in Section 13.2, to carry out its obligations under this Agreement, such Party shall give written notice and reasonably complete particulars of such Force Majeure to the other Party stating the obligation(s) the performance of which are, or are expected to be, delayed or prevented, as soon as possible after the occurrence of the event.  The obligations of the Party giving such notice shall be suspended during and to the extent affected by Force Majeure and such event shall, so far as possible, be remedied with all reasonable dispatch.  In the event Purchaser declares Force Majeure, Seller may contract for the sale of Biodiesel to other parties until Purchaser can resume taking delivery.  The Initial Term shall be extended, up to a maximum total of one (1) year (subject to Section 12.4), for the period(s) during which a Party’s obligations are suspended hereunder by Force Majeure.

13.2         Definition of Force Majeure.  The term “Force Majeure”, as used in this Agreement, shall mean any cause not reasonably within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.  Such term shall include, but not be limited to: (i) acts of God, (ii) strikes, lockouts or other industrial acts of the public enemy, (iii) wars, blockades, insurrections, riots, epidemics, and acts of terrorism, (iv) transportation shortages, and (v) landslides, lightning, earthquakes, fires, storms, floods, and washouts.  The term “Force Majeure” shall specifically include those events affecting any transporter of Biodiesel acting on behalf of Purchaser but shall in all events exclude any economic or commercial changes involving the production of Biodiesel.  Events directly and proximately caused by the gross negligence or willful misconduct of a Party or its affiliates shall in no event constitute Force Majeure.

ARTICLE XIV

LIMITATION OF LIABILITY; INDEMNIFICATION

14.1         Limitation of Liability.  Without limiting any express remedies set forth in this Agreement, and except for any acts of willful misconduct or fraud, or damages arising from third-party product liability and product warranty claims, neither Seller nor Purchaser will be liable to each other or any third party for any indirect, consequential, punitive, exemplary or special damages, loss of business expectations, lost profits, business interruptions, or any damage to third parties arising out of this Agreement or any breach of this Agreement.  Under no circumstances (other than for willful misconduct or fraud) will either Party be liable to the other for any damages for breach that arise under this Agreement, and exceed the total amount of $200,000.  In the event such excess damages arise, the sole remedy of the damaged Party shall be to terminate this Agreement.  The foregoing limitations shall not apply in respect to (a) the payment by Purchaser for Biodiesel received hereunder, (b) the obligation of Seller to reimburse

Purchaser for any payment made for nonconforming or undelivered Biodiesel, (c) Claims asserted under Section 14.2, (d) damages arising from third-party product liability and product warranty claims, or (e) damages covered by the insurance required in this Agreement.

14.2         Indemnification.  Each Party (the “Indemnitor”) shall release, defend, indemnify and hold harmless the other Party, its affiliates, its contractors, and their respective members, partners, directors, officers, shareholders, managers, employees, agents, representatives and insurers (collectively, the “Indemnitee Group”) from and against any and all losses, damages, fines, liens, levies, penalties, claims, demands, causes of action, suits, legal or administrative proceedings, orders, governmental actions and judgments of every kind and character, and any and all costs and expenses (including, without limitation, reasonable attorneys’ fees, reasonable expert witness fees, and court costs) related thereto (collectively, “Claims”) which arise out of, or result from, directly or indirectly, (a) a breach of this Agreement by the Indemnitor, or (b) the negligence or willful acts or omissions hereunder of the Indemnitor, its affiliates,  contractors, and their respective members, partners, directors, officers, shareholders, managers, employees, agents, representatives and insurers.

Seller shall defend, indemnify and hold Purchaser (and its respective Indemnitee Group) harmless from and against any and all Claims asserted by third parties that arise from the condition or quality of the Biodiesel sold hereunder, except to the extent such Claims are the result of Purchaser’s negligence.

The Party claiming indemnification shall give prompt written notice to the Indemnitor of any matter for which the Indemnitor may become liable under this provision.  Said notice shall contain full details of the matter in order to provide the Indemnitor with sufficient information to assess its potential liability and to undertake defense of the Claim. The indemnified Party shall have the right at all times to participate in the preparation for and conducting of any hearing, trial or other proceeding related to the provisions of this Article, as well as the right to appear on its own behalf at any such hearing, trial or other proceeding.  Any such participation or appearance by the indemnified Party shall be at its sole cost and expense.  The indemnified Party shall cooperate in all reasonable respects with the Indemnitor and its counsel in defending any Claims and shall not take any action that is reasonably likely to be detrimental to such defense.  The Indemnitor shall obtain written approval from the indemnified Party prior to any settlement that might impose obligations or restrictions on the indemnified Party.

ARTICLE XV

RECORDS AND VERIFICATION

15.1         Books and Records. Purchaser will establish and maintain at all times, true and accurate books, records and accounts in accordance with United States generally accepted accounting principles applied consistently from year to year consistent with good industry practices, distinguishable from all other books and records of Purchaser, in respect of all prices paid, payments, statements charges and computations made pursuant to this Agreement and will preserve these books, records and accounts for a period of at least one year after the expiration of the Term.  Seller will, or will cause Scott to, establish and maintain at all times true and accurate records of, all Biodiesel production, deliveries and sales (including prices charged), payments received, feedstock costs, quality certificates and test records.  The Parties shall preserve, and Seller shall cause Scott to preserve, such records for at least one (1) year after the expiration of the Term, but in no event shall a Party (or Scott) be obligated to retain records longer than seven (7) years from the date of creation.

15.2         Audit Rights. Upon five (5) business days notice and during normal business hours each Party shall have the right, and Seller shall cause Scott to extend the right to audit such books, records and accounts of the other Party (and Scott) to the extent necessary in order to verify the accuracy of any statement, charge, computation or demand made under or pursuant to any provision of this Agreement.  If any material error is discovered in any statement rendered hereunder, such error will be adjusted within seven (7) days from the date of discovery, but no adjustment will be made for errors discovered more than two (2) years after delivery and receipt of such statements.  Any error or discrepancy detected which has led to an overpayment or an underpayment between the Parties shall be corrected by a balancing payment to the Party that received the underpayment or by a refund by the Party that received the overpayment in each case to the extent of such underpayment or overpayment as applicable.  Such balancing payment or refund shall be made no later than five (5) days from the date of the adjustment of the underlying error.

ARTICLE XVI

NOTICES

16.1         Addresses.  Except as specifically otherwise provided herein, any notice or other written matter required or permitted to be given hereunder by one Party to the other Party shall be deemed to be sufficiently given if delivered by hand or via nationally-recognized overnight courier, or sent by telecopy and confirmed by U.S. mail (certified mail, return receipt requested), and addressed as follows:

If to Purchaser:	ConAgra Trade Group, Inc.
Eleven ConAgra Drive
Omaha, NE 68102-5011
Fax: (402) 977-9808
	Attn:	Bill Davis

With a copy to:	ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102
	Fax:	(402) 595-6149
	Attn:	Capital and Contracts

If to Seller:	Nova Biofuels Trade Group, LLC
363 N. Sam Houston Parkway East, Suite 630
Houston, TX 77060
	Fax:	(713) 482-0288
	Attn:	Dallas Neil

16.2         Change of Address.  Each Party shall give notice within thirty (30) days to the other Party, in the manner herein provided, of a change in its address for notice.

16.3         Effective Date of Notice.  Any notice or other written matter shall be deemed to have been given and received: if delivered by hand, on the date of delivery; and, if sent by telecopy, on the business day following the sending of the notice.

ARTICLE XVII

MISCELLANEOUS

17.1         Assignment.  Neither Party may assign this Agreement in whole or in part or any of its rights or obligations hereunder, without the prior written consent of the other Party, which consent may not be unreasonably withheld or delayed, except that:  (a) Seller may assign its rights (subject to its obligations) in this Agreement to any lender providing primary debt or equity financing arrangements for the benefit of Seller and/or its any affiliates in respect to the Plant, and (b) Purchaser may assign this Agreement to a purchaser of its grain merchandising business, biofuel business or trading business.

17.2         Waiver.  No delay or omission in the exercise of any right, power, or remedy hereunder shall impair such right, power, or remedy or be construed to be a waiver of any default or acquiescence therein.

17.3         Dispute Resolution. Except where a different dispute resolution mechanism is specified herein, in the event a dispute arises in connection with the performance or non-performance of this Agreement, either Party has the right to notify the other Party in writing of the substance of such dispute.  The Party receiving such notice must respond in writing within thirty (30) days of receipt of such notice and either (a) provide evidence that the matter has been resolved, or (b) provide an explanation of why it believes that its performance is in accordance with the terms of this Agreement and specify three (3) dates, all of which must be within thirty (30) days from the date of its response, for a meeting to resolve the dispute.  The notifying Party will then select one (1) of the three (3) dates, and a dispute resolution meeting will be held among management-level representatives of each Party.  If the Parties cannot, in good faith discussions, resolve their dispute at such meeting, either Party may request that the dispute be submitted to senior executives representing each Party who are authorized to resolve such dispute, respectively.  If said dispute cannot be settled within thirty (30) days after the initial request for a senior executive level meeting, the Parties shall submit such matter to arbitration using a sole arbitrator under the Commercial Arbitration Rules of the American Arbitration Association, or using another independent arbitrator and set of rules mutually acceptable to the Parties; provided, however, such matter so arbitrated shall solely involve commercial aspects of the delivery of Biodiesel (otherwise, the Parties shall have available whatever rights or remedies exist at law or equity). The arbitrator shall have no power to award damages inconsistent with this Agreement.  All aspects of the arbitration shall be treated as confidential and judgment on the arbitrator’s award may be entered in any court having jurisdiction.  The expenses of the arbitrator shall be shared equally by the Parties, and each Party shall bear its own legal costs, unless the arbitrator determines that legal costs shall be otherwise assessed.  Nothing contained in any indemnification provision hereunder shall be construed as having any bearing on the award of attorney’s fees under this Section.  The foregoing dispute-resolution process shall in no event be deemed to excuse either Party from continuing to fulfill its respective obligations under, or prevent or impede either Party from exercising its rights or remedies set forth in, this Agreement.

17.4         Inurement. This Agreement will inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

17.5         Entire Agreement. This Agreement and the Exhibits attached hereto and made a part hereof constitute the entire agreement between the Parties with respect to the subject matter contained herein and any and all previous agreements, written or oral, express or implied, between the Parties or on their behalf relating to the matters contained herein are hereby terminated and canceled.  In the event of a conflict with any Confirmed Order issued hereunder, the terms of this Agreement shall govern.

17.6         Amendments.  There will be no modification of the term and provisions hereof except by the mutual agreement in writing signed by the Parties.

17.7         Governing Law; Venue. The Agreement will be interpreted, construed and enforced in accordance with the procedural, substantive and other laws of the State of Mississippi without giving effect to principles and provisions thereof relating to conflict or choice of law even though one or more of the Parties is now or may do business in or become a resident of a different state.  Subject to Section 17.3, all disputes arising out of this Agreement shall be resolved exclusively by state or federal courts located in Mississippi, and each of the Parties waives any objection that it may have to the bringing of an action in any such court.

17.8         Compliance with Laws. This Agreement and the respective obligations of the Parties hereunder are subject to present and future valid laws and valid orders, rules and regulations of duly constituted authorities having jurisdiction.

17.9         Furnishing of Information. The Parties will, upon request, provide such additional information as may be reasonably required to allow the Parties to efficiently and effectively carry out their respective obligations hereunder and to determine and enforce individual or collective rights under this Agreement.

17.10       Cumulative Remedies.  Unless otherwise specifically provided in this Agreement, the rights, powers, and remedies of each of the Parties provided in this Agreement are cumulative and the exercise of any right, power or remedy under this Agreement does not affect any other right, power or remedy that may be available to either Party under this Agreement or otherwise at law or in equity.

17.11       Faithful Performance and Good Faith. The Parties shall faithfully perform and discharge their respective obligations in this Agreement and endeavor in good faith to negotiate and settle all matters arising during the performance of this Agreement not specifically provided for.

17.12       No Partnership. This Agreement shall not create or be construed to create in any respect a partnership or any agency or joint venture relationship between the Parties.

17.13       Costs To Be Borne by Each Party. Seller and Purchaser shall pay its own costs and expenses incurred in the negotiation, preparation and execution of this Agreement and of all documents referred to in it.

17.14       Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if Seller and Purchaser had signed the same document and all counterparts will be construed together and constituted as one and the same instrument.

17.15       Severability. Any provision of this Agreement, which is or becomes prohibited or unenforceable in any jurisdiction shall not invalidate or impair the remaining provisions of this Agreement, and the remaining terms of this Agreement shall continue in full force and effect.

17.16       Setoff.  In addition to, and without limitation of, any rights of either Party hereunder, if either of Seller or Purchaser becomes insolvent, however evidenced, or any default occurs and the defaulting Party has failed to cure the default within the period specified in Section 12.2(a), then any and all amounts due and owing by such insolvent or defaulting Party under this Agreement may be applied by the other Party toward the payment of amounts due and owing to such insolvent or defaulting Party under this Agreement.

17.17       Headings.  The article and section headings used herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  Unless the context of this Agreement otherwise requires, (i) words of any gender shall be deemed to include each other gender; (ii) words using the singular or plural number shall also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words shall refer to this entire Agreement.  The Agreement is the product of negotiation by and among the Parties hereto.  The Agreement shall be interpreted and constructed neutrally as to all Parties, without any Party deemed to be the drafter of the Agreement.

ARTICLE XVIII

RISK MANAGEMENT

18.1         Monitoring of Biodiesel Positions.  Purchaser will monitor Biodiesel sales made hereunder and may, from time to time, make suggestions concerning Seller’s risk management program and the position of its Biodiesel sales to Purchaser for future physical delivery.

18.2         Market Conditions.  Purchaser will review with Seller on a monthly basis market conditions relating to Biodiesel and associated feedstocks, and forward marketing strategies in an attempt to assist Seller in maximizing its revenue on Biodiesel sales to Purchaser.  It is understood by Seller that all risk management services must be tied to a valid written purchase contract requiring physical delivery of Biodiesel by Seller to Purchaser.

18.3         No Liability. Seller recognizes that Purchaser’s monitoring of positions, periodic suggestions, review of market conditions and risk management services are informational and optional, and the final decisions concerning purchases and risk management strategies, and the implementation of such strategies, will be made by, and is the sole responsibility of, Seller.  Purchaser is not responsible for any Seller losses or entitled to any Seller gains resulting from risk management information supplied by Purchaser.

ARTICLE XIX

CONFIDENTIALITY

19.1         Confidential Information.  For purposes of this Agreement, the term “Confidential Information” shall mean the pricing terms of this Agreement and any information which is not in the public domain and is disclosed by one Party to the other pursuant to this Agreement and which is in written, graphic, machine readable or other tangible form.  Confidential Information may also include oral information disclosed by one Party to the other pursuant to this Agreement, provided that such information is designated as Confidential Information at the time of disclosure and is reduced to writing by the disclosing Party within a reasonable time (not to exceed ten (10) days) after its oral disclosure, and the writing is marked in a manner to indicate its confidential nature and delivered to the receiving Party.  Nothing in this Agreement shall be construed to prohibit or limit a receiving Party from disclosing information, (including ideas, concepts, know-how, techniques, and methodologies) (a) previously known to it, (b) independently developed by it without use of the disclosing Party’s Confidential Information by those employees or representatives of the disclosing Party that have not had access to such Confidential Information, as can be substantiated by reasonable evidence, (c) acquired by it from a third party which was not, to the receiving Party’s knowledge, under an obligation to the disclosing Party or any third party not to disclose such information, (d) that is or becomes publicly available through no breach  by the receiving Party of this Agreement or (e) to the extent disclosure of such information is required by law or by the rules, regulations or practices of the Securities and Exchange Commission or any exchange or automated quotation system upon which shares of such Party may be listed, quoted or traded.

If a receiving Party receives a subpoena or other validly issued administrative or judicial process demanding Confidential Information of a disclosing Party, the receiving Party must promptly notify the disclosing Party and tender to it the defense of such demand.   Unless the demand has been timely limited, quashed or extended, the receiving Party will thereafter be entitled to comply with that demand to the extent required by law but shall exercise commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such Confidential Information.  If requested by the disclosing Party, the receiving Party shall cooperate (at the expense of the disclosing Party) in the defense of such a demand.

19.2         Seller Nondisclosure.  Seller acknowledges that, by reason of this Agreement, it and the principals (members, managers, officers and the like), employees, agents, advisors, lenders, other financing sources, representatives and affiliates (collectively, “Representatives”) of Seller may become privy to Confidential Information belonging to Purchaser. Seller agrees that it will not, without the prior written consent of Purchaser, disclose to any third parties or use for its own benefit any such Confidential Information except in the carrying out of its obligations under this Agreement.  Seller shall inform any of its Representatives to whom Seller intends to disclose Confidential Information of the confidential nature of such Confidential Information and shall require such persons to be bound by the provisions of this Article XIX of this Agreement.  The confidentiality obligations hereunder shall survive any expiration or termination of this Agreement.

19.3         Purchaser Nondisclosure. Purchaser acknowledges that, by reason of this Agreement, it and its Representatives may become privy to Confidential Information belonging to Seller.  Purchaser agrees that it will not, without the prior written consent of Seller, disclose to any third parties or use for its own benefit any such Confidential Information except in the carrying out of its obligations under this Agreement.  Purchaser shall inform any of its Representatives to whom they intend to disclose Confidential Information of the confidential nature of such Confidential Information and shall require such persons to be bound by the provisions of the Article XIX of this Agreement.  The confidentiality obligations hereunder shall survive any expiration or termination of this Agreement.

19.4         Injunction.  Each Party hereto acknowledges that a violation or attempted breach of any of its covenants and agreements in this Article XIX will cause such damage as will be irreparable, the exact amount of which would be difficult to ascertain and for which there will be no adequate remedy at law, and accordingly, each of the Parties hereto agrees that in the event of a breach of this Article XIX the non-breaching Party shall be entitled as a matter of right to an injunction issued by any court of competent jurisdiction, restraining breaching Party or the affiliates, principals, employees, agents or representatives of the breaching Party from such breach or attempted violation of such covenants and agreements.  The Parties hereto agree that no bond or other security shall be required in connection with such injunction.  Any exercise by a Party hereto of such Party’s rights pursuant to this Article XIX shall be cumulative and in addition to any other remedies to which such Party may be entitled.

19.5         Announcements.  Any public statements, press releases, and similar announcements concerning the negotiation or consummation of the transactions contemplated hereby, including such statements made by Representatives of the Parties, shall be jointly planned and coordinated by the Parties.  Neither Party shall issue any such statement without the prior review (for which the reviewing Party shall have a minimum of five (5) business days) and consent of the other Party, which consent shall not be unreasonably withheld or delayed.  In no event will the terms and conditions of this Agreement be disclosed except to the extent requested by applicable law.

ARTICLE XX

INSURANCE

20.           Each Party shall, during the Term, provide the insurance coverages as set forth in Exhibit 20.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed the day and year first above written.

CONAGRA TRADE GROUP, INC.

By:	/s/ Thomas Kelly

Name:	Thomas Kelly

Title:	VP Strategic Development

NOVA BIOFUELS TRADE GROUP, LLC

By:	/s/ Kenneth T. Hern

Name:	Kenneth T. Hern

Title:	Chairman & CEO

EXHIBIT 2.1

PLANNING, ORDERING, DELIVERY, AND INVENTORY MANAGEMENT OF BIODIESEL PROCEDURES

The following procedures are set forth to clarify the planning, ordering and delivery of Biodiesel from the Plant.

1.             Delivery Schedule.  The Parties shall jointly develop a delivery schedule (the “Delivery Schedule”) that will serve as the formal planning tool for Biodiesel to be purchased for each quarter and each month of the quarter under this Agreement.  The initial draft of each Delivery Schedule shall be submitted by Seller to Purchaser no later than ten (10) business days prior to the end of each calendar quarter.  The Delivery Schedule shall pertain to the second subsequent quarter of Biodiesel delivery requirements (e.g., the Delivery Schedule submitted prior to the end of the quarter ending December 31 will cover the quarter beginning April 1 and ending June 30).  The use of the Delivery Schedules shall commence for the first calendar quarter in which the start-up of the Plant and/or the first shipments of Biodiesel are forecasted.  The initial draft of the Delivery Schedule shall be a three (3) month daily forecast and shall include:

•                                          Submission Date.

•                                          Production plan with estimated production of Biodiesel.

•                                          Estimated start-of-quarter inventory of Biodiesel in gallons.

•                                          Comments regarding operations, scheduled shutdowns, and other comments relating to market, Logistics, and inventory management.

•                                          Should any changes from the Delivery Schedule be anticipated for the subsequent three (3) quarters, Seller shall communicate this in writing together with the above information.  Such changes could include: production rates per month, quantities of Biodiesel to be produced and a list of special operational and delivery considerations.

The specific format of the Delivery Schedule will be created with mutual consent of both Parties to accommodate the required information outlined above.

Purchaser shall review the initial draft of the Delivery Schedule and advise Seller of market conditions, inventory management, and transportation and Logistics issues relating to the Delivery Schedule within ten (10) business days after receipt.  Purchaser shall amend the Delivery Schedule to include planned shipments of Biodiesel (in gallons) purchased hereunder and the expected mode of transport for these shipments.

2.             Confirmed Orders.  It is understood that, in all events, pricing of Biodiesel shall be bid by Purchaser and either accepted or rejected by Seller.  Net Price bids (prior to the incurrence of Logistics Costs) for Biodiesel shipments shall be submitted to Seller by Purchaser, and Seller shall reject or accept the price bid by the close of that same business day or earlier if notified by Purchaser of price changes due to specific market conditions.   Such Net Price bids that are not expressly rejected by Seller at least fifteen (15) days prior to the first day of the month in which the applicable Biodiesel shipment is to be made shall be deemed accepted by

Purchaser.  Such acceptances shall constitute “Confirmed Orders” and the price in $/gallon thereunder shall be the Net Price (prior to the incurrence of Logistics Costs) for the applicable Biodiesel.  The monthly schedules of the Delivery Schedule shall reflect and be further governed by such Confirmed Orders of Biodiesel.  The Parties understand and agree that telephone conversations are recorded by Purchaser and may be recorded by Seller in the ordinary course of their respective businesses for purposes of, among other things, further documenting the quotation and acceptance of Biodiesel prices in order to establish and verify Confirmed Orders. Purchaser shall be responsible for marketing, selling, and shipment for each gallon of Biodiesel per the Confirmed Orders.

3.             Delivery Schedule Deviations.  The Parties recognize the need to maintain a reasonable degree of scheduling and Delivery flexibility to accommodate the commissioning and start-up of the Plant, unexpected changes in the Plant operating capacity, and changing Biodiesel market conditions.  Upon notification by either Party of any substantial deviations to the Delivery Schedule, the Parties agree to work in good faith to jointly resolve any such discovered deviations and correct such deviations within fifteen (15) days following first notification.

4.             Liability Disclaimer.  Each of the Parties understands and agrees that except for quantity, grade, and price quotations confirmed by the Parties in Confirmed Orders pursuant to this Exhibit 2.1, the planned production rates, estimated costs, pricing and market information, and all other information furnished by the Parties in the preparation of the Delivery Schedules is for planning and informational purposes only. Neither Party shall be responsible to the other for any actions taken in reliance on such estimates, plans and other information.

EXHIBIT 6.1

BIODIESEL SPECIFICATIONS

Seller, as producer of Biodiesel product, is responsible for the compliance with the following standard of quality, specifications, and methods of analysis and sampling.  Seller and Purchaser agree to the specifications and procedures set forth herein.

1.             Product Stewardship.  Purchaser and Seller will mutually establish a Product stewardship program to assist end-use customers in the safe handling and responsible use of Biodiesel products purchased and sold hereunder.  Seller will provide to Purchaser product information and material safety data sheets for all Biodiesel products.

2.             Industry Standards.  Purchaser shall be responsible for the administration of and compliance with all applicable industry transportation and safety standards for transportation and delivery of Biodiesel to Purchaser’s customers.

3.             Standard Specifications.  Seller shall comply with the standards of quality for Biodiesel as defined in ASTM D6751-07a.  The specifications are provided in Table 6.1-1.  In the event of any changes in ASTM D-6751, Seller shall make every reasonable effort to cause Scott to upgrade the Plant or modify operations, if required, to meet such changes in standards.  However, failure to upgrade or modify operations will not relieve Seller of its obligations to pay the Fees otherwise owed pursuant to Section 4.4 of this Agreement.

4.             Sampling and Analysis Methods.  Seller shall use applicable approved ASTM analysis methods, defined in Table 6.1-1, or certified equivalent test methods and comply with the applicable sampling procedures, as defined in ASTM D6751.

Seller shall take or cause to be taken samples of Biodiesel product in storage tanks prior to loading Transport Vessels and analyze the contents thereof against the applicable specifications.  Seller shall cause Terminal Operator to load Biodiesel product.  Samples will be taken of each shipment and will be retained for six (6) months.  The quality of the Biodiesel product at the time of Delivery shall govern in determining compliance with the specifications.  Samples of Biodiesel product  may be requested by Purchaser for analysis.  Seller shall make available product samples to Purchaser at the Plant.

5.             Quality Control Procedures.  Upon Seller’s receipt of Transport Vessels and prior to product loading, each Transport Vessel will be visually inspected for equipment integrity, safety, and potential contamination.  Seller has the right to reject any Transport Vessel for loading, which does not materially comply with minimum safety standards and/or is contaminated with products or materials.  Seller shall notify Purchaser immediately in the event any Transport Vessel does not meet the minimum requirements.  Seller shall invoice Purchaser for all handling costs for any rejected Transport Vessel, including all costs incurred by Seller for placement, set-up and return of vehicle to Purchaser.  If Purchaser requests Transport Vessel cleaning at the Terminal, Purchaser shall be responsible for all associated cleaning costs.  Seller shall provide certified tare weights with each Transport Vessel.  Seller shall provide certified weights for each shipment and the Certificate of Analysis for each shipment by invoice to Purchaser.

Purchaser and Seller shall work together to qualify individual customers of Biodiesel prior to sales and develop a list of qualified customers.  Seller shall provide to Purchaser samples, analysis data, and information for use in the development of sales.  Seller shall have the right to disqualify customers based on the customers’ safe and environmentally responsible end-use of Biodiesel and other qualification criteria mutually established by both Parties.

Seller and Purchaser shall jointly cooperate to improve specifications’ requirements from customers.  Additional specifications can be added to Table 6.1-1 or the contents of Table 6.1-1 can be amended upon mutual agreement of Purchaser and Seller.

TABLE 6.1-1

BIODIESEL SPECIFICATIONS

Property	ASTM Method	Limits	Units

Calcium & Magnesium, combined	EN 14538	5 max	ppm (ug/g)

FlashPoint (closed cup)	D 93	93min.	Degrees C

Alcohol Control (One of the following must be met)

1. Methanol Content	EN 14110	0.2 Max	% volume

2. Flash Point	D 93	130 Min	Degrees C

Water & Sediment	D 2709	0.05 max.	% vol.

Kinematic Viscosity, 40 C	D 445	1.9 - 6.0	mm2/sec.

Sulfated Ash	D 874	0.02 max.	% mass
Sulfur
S 15 Grade	D 5453	0.0015 max. (15)	% mass (ppm)
S 500 Grade	D 5453	0.05 max. (500)	% mass (ppm)

Copper Strip Corrosion	D 130	No. 3 max

Cetane	D 613	47 min.

Cloud Point	D 2500	Report	Degrees C

Carbon Residue 100% sample	D 4530*	0.05 max.	% mass

Acid Number	D 664	0.50 max.	mg KOH/g

Free Glycerin	D 6584	0.020 max.	% mass

Total Glycerin	D 6584	0.240 max.	% mass

Phosphorus Content	D 4951	0.001 max.	% mass

Distillation. T90 AET	D 1160	360 max.	Degrees C

Sodium/Potassium, combined	EN 14538	5 max	ppm

Oxidation Stability	EN 14112	3 min	hours

EXHIBIT 20

INSURANCE COVERAGES

Each Party shall be required to purchase, maintain and provide proof (via Certificate of Insurance) of the following insurance:

Commercial General Liability Insurance - $2 Million Combined Single Limit

Policy shall include coverage for liability resulting from Premises/Operations, Products and Completed Operations, Blanket and Contractual Liability.  Policy shall also include coverage for Broad Form Property Damage, including explosion, collapse and underground hazards.  Such insurance shall be on an occurrence basis.

Environmental Pollution Liability Insurance - $2 Million Combined Single Limit

Policy shall include coverage for bodily injury or property damage arising from (a) the release or discharge of Biodiesel, and (b) the transportation, handling, storage, disposal, dumping, processing or treatment of waste.  Such insurance shall be on an occurrence basis.  Notwithstanding anything to the contrary contained herein, Purchaser, may at its sole discretion choose to self-insure for Environmental Pollution Liability coverage.

In addition, Purchaser shall be required to carry the following insurance:

Commercial Automobile Liability Insurance - $1 Million Combined Single Limit

Policy shall include coverage for liability resulting from the operation of all owned, non-owned and hired automobiles.  Such insurance shall be on an occurrence basis.

Prior to the initial sale of Biodiesel and at all times during the Term of this Agreement, Seller shall carry and maintain product liability insurance with minimum limits of $2,000,000 (combined single limit) for Biodiesel per accident or occurrence.  The provisions for product liability insurance may be satisfied by issuance of separate policies, or included under the commercial general liability policies, or a combination of general commercial liability policies with umbrella/excess liability policies.

Each Party shall also carry excess or umbrella liability insurance with limits of at least $4,000,000 per occurrence for bodily injury or property damage in excess of the limits afforded for general liability, automobile liability and environmental liability provided above.

All required policies of insurance shall be endorsed to provide that the insurance company shall notify the certificate holder at least thirty (30) days prior to the effective date of any cancellation or material change of such policies.